SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)*


                      Smurfit-Stone Container Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   832727101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               November 18, 1998
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)
--------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 1 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SIBV/MS Equity Investors, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY
       OWNED BY           6.  SHARED VOTING POWER         100,585
         EACH
      REPORTING           ------------------------------------------------------
     PERSON WITH
                          7.  SOLE DISPOSITIVE POWER          -0-

                         -------------------------------------------------------

                          8.  SHARED DISPOSITIVE POWER    100,585

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,585
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 0.1%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 2 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Stanley Equity Investors Inc.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY
       OWNED BY           6.  SHARED VOTING POWER         100,585
         EACH
      REPORTING           ------------------------------------------------------
     PERSON WITH
                          7.  SOLE DISPOSITIVE POWER          -0-

                         -------------------------------------------------------

                          8.  SHARED DISPOSITIVE POWER    100,585

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         100,585
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Less than 0.1%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 3 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Morgan Stanley Leveraged Equity Fund II, L.P.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY
       OWNED BY           6.  SHARED VOTING POWER      13,619,564
         EACH
      REPORTING           ------------------------------------------------------
     PERSON WITH
                          7.  SOLE DISPOSITIVE POWER          -0-

                         -------------------------------------------------------

                          8.  SHARED DISPOSITIVE POWER 13,619,564

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,619,564
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.6%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 4 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON)

         Morgan Stanley Leveraged Equity Fund II, Inc.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY
       OWNED BY           6.  SHARED VOTING POWER      14,086,516
         EACH
      REPORTING           ------------------------------------------------------
     PERSON WITH
                          7.  SOLE DISPOSITIVE POWER          -0-

                         -------------------------------------------------------

                          8.  SHARED DISPOSITIVE POWER 14,086,516

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,086,516
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 832727101                   13G                     Page 5 of 14 Pages
-------------------                                           ------------------
--------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Stanley Dean Witter & Co.
--------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                          5.  SOLE VOTING POWER               -0-
      NUMBER OF
        SHARES            ------------------------------------------------------
     BENEFICIALLY
       OWNED BY           6.  SHARED VOTING POWER      14,187,101
         EACH
      REPORTING           ------------------------------------------------------
     PERSON WITH
                          7.  SOLE DISPOSITIVE POWER          -0-

                         -------------------------------------------------------

                          8.  SHARED DISPOSITIVE POWER 14,187,101

--------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,187,101
--------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.8%
--------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

     Smurfit-Stone Container Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

     150 North Michigan Avenue
     Chicago, Illinois 60601-7568

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of the persons identified in Item 4 below. In accordance with Rule 13d-l(k)(l) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The principal business address of each of SIBV/MS Equity Investors, L.P. ("SIBV/MS"), Morgan Stanley Equity Investors Inc., The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") and Morgan Stanley Leveraged Equity Fund II, Inc. is 1221 Avenue of the Americas, New York, New York 10020, and the principal business address of Morgan Stanley Dean Witter & Co. ("MSDW") is 1585 Broadway, New York, New York 10036.

Item 2(c). Citizenship:

     Each of the persons filing this statement is a United States citizen, a corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d). Title of Class of Securities:

     This statement relates to the Company's Common Stock, $0.01 par value per share (the "Common Stock").

Item 2(e). CUSIP Number:

     832727101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4. Ownership:

     (a) Amount Beneficially Owned, (b) Percent of Class and (c) Deemed Voting Power and Dispositive Power:

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table below. The table below indicates the beneficial ownership of shares of Common Stock as of December 31, 2000 of the persons filing this statement:


                                                        Beneficial Ownership            %
                                                         as of 12/31/00 (1)     as of 12/31/00 (2)
SIBV/MS Equity Investors, L.P. (3)                              100,585            Less than 0.1
Morgan Stanley Equity Investors Inc. (3)                        100,585            Less than 0.1
The Morgan Stanley Leveraged Equity Fund II, L.P. (4)        13,619,564                      5.6
Morgan Stanley Leveraged Equity Fund II, Inc. (4)            14,086,516                      5.8
Morgan Stanley Dean Witter & Co. (5)                         14,187,101                      5.8

     (1) Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

     (2) Based on the 243,541,323 shares outstanding as of September 30, 2000.

     (3) The sole general partner of SIBV/MS is Morgan Stanley Equity Investors Inc., a wholly-owned subsidiary of MSDW. Morgan Stanley Equity Investors Inc. may be deemed to have shared voting and dispositive power with respect to shares held by SIBV/MS. Morgan Stanley Equity Investors Inc. does not own directly any shares.

     (4) The sole general partner of MSLEF II is Morgan Stanley Leveraged Equity Fund II, Inc., a wholly-owned subsidiary of MSDW. Morgan Stanley Leveraged Equity Fund II, Inc. may be deemed to have shared voting and dispositive power with respect to shares held by MSLEF II. Morgan Stanley Leveraged Equity Fund II, Inc. owns directly 466,952 shares or approximately 0.2% of the shares outstanding as of September 30, 2000.

     (5) MSDW may be deemed to have shared voting and dispositive power with respect to shares held by SIBV/MS, Morgan Stanley Equity Investors Inc., MSLEF II and Morgan Stanley Leveraged Equity Fund II, Inc. See Footnotes 3 and 4 above. MSDW does not own directly any shares.

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     Not applicable.

Item 8. Identification and Classification of Members of the Group:

     See Exhibit 1.

Item 9. Notice of Dissolution of Group:

     Not applicable.

Item 10. Certifications:

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 14, 2001
                                      THE MORGAN STANLEY LEVERAGED
                                        EQUITY FUND II, L.P.

                                      By: Morgan Stanley Leveraged Equity
                                          Fund II, Inc., its general partner


                                       By: /s/ Peter R. Vogelsang
                                           -------------------------------------
                                           Name:  Peter R. Vogelsang
                                           Title: Secretary



                                       MORGAN STANLEY LEVERAGED EQUITY
                                         FUND II, INC.


                                       By: /s/ Peter R. Vogelsang
                                           -------------------------------------
                                           Name:  Peter R. Vogelsang
                                           Title: Secretary



                                       MORGAN STANLEY DEAN WITTER & CO.


                                       By: /s/ Peter R. Vogelsang
                                           -------------------------------------
                                           Name:  Peter R. Vogelsang
                                           Title: Secretary



                                       SIBV/MS EQUITY INVESTORS, L.P.

                                       By: Morgan Stanley Equity Investors Inc.,
                                           its general partner

                                       By: /s/ Peter R. Vogelsang
                                           -------------------------------------
                                           Name:  Peter R. Vogelsang
                                           Title: Secretary

                                       MORGAN STANLEY EQUITY INVESTORS INC.


                                       By: /s/ Peter R. Vogelsang
                                           -------------------------------------
                                           Name:  Peter R. Vogelsang
                                           Title: Secretary



     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                 Exhibit Index

                                                                            Page
                                                                            ----
Exhibit 1    --    Group Members                                              12
Exhibit 2    --    Joint Filing Agreement                                     13